

UNITED BANKSHARES, INC.

·2023·

50 YEARS

of Dividend Increases



2023 REPORT TO SHAREHOLDERS

2023: A year marked by historic achievements and resilience.

UNITED
BANKSHARES, INC.



Table of
CONTENTS



A Letter from

OUR CEO

Milestone Achievement: 50 Consecutive Years of Dividend Increases

Throughout our 184-year history we have certainly seen many challenging times, but we have also been fortunate to have experienced many successes along the way. One achievement that stands out as one of the most significant occurred in 2023, as we increased our dividend to shareholders for the 50th consecutive year.

This accomplishment is significant in part because so few companies have been able to reach this milestone. In fact, fewer than 60 of



the thousands of publicly traded companies in the U.S. have earned the status of being a Dividend King and increasing their dividend every year for at least 50 years in a row.

This accomplishment is also significant because nothing captures the essence of our Company quite like the dividend streak. It speaks to our discipline, our commitment, and our consistency. It speaks to our perseverance and our resilience, as well as to our grit and determination.

A streak like this requires long-term results in both good times and bad. It happens only when a company is built to avoid the asymmetric downside, while at the same time being able to grow and innovate. And it only happens when a company understands, values, and properly balances its responsibility to serve all of its stakeholders.

Navigating a Crisis of Confidence

While the dividend streak was the year's headline accomplishment, the headline challenge was the disruption that stemmed from the dramatic bank collapses in the first half of the year. 2023 was an historic year for bank failures, as we witnessed three of the four largest bank failures ever in this country.

While the size of the failures was impactful, what really added to the panic and market disruption was the speed at which some of these banks failed. It seemed to be almost overnight and without warning, and it created widespread fear and uncertainty as depositors wondered if their monies were safe and if this could happen to their bank.

In response, we implemented our liquidity contingency funding plan, and pulled the levers available to us to put us in the strongest position possible. We prepared for the worst, even though we realized those bank failures were idiosyncratic. The reasons they failed were specific, distinct, and particular to those banks and their situations.

Our Company is not like those companies. Our growth has been steady, conservative, and cautious. Our deposit base is diversified by geography, by line of business, and it is granular. We are not overly reliant on uninsured deposits, and our balance sheet is conservatively managed.

In the end, it was our financial strength, capital, liquidity, and strong customer relationships that saw us through. And it



We're in good company

DIVIDEND KINGS

● **UNITED BANKSHARES, INC.**

○ **ALTRIA GROUP, INC.**

○ **COCA-COLA CO.**

○ **COLGATE-PALMOLIVE CO.**

○ **FEDERAL REALTY INVESTMENT TRUST**

○ **JOHNSON & JOHNSON**

○ **LOWE'S COS., INC.**

○ **PEPSICO, INC.**

○ **PPG INDUSTRIES, INC.**

○ **PROCTER & GAMBLE CO.**

○ **S&P GLOBAL, INC.**

○ **STANLEY BLACK & DECKER, INC.**

○ **SYSCO CORP.**

○ **TARGET CORP.**

○ **WALMART, INC.**

○ **W.W. GRAINGER, INC.**

A selection from the Dividend Kings list as of February 2024.
"Dividend Kings List 2023: The Most Elite Group of Dividend-Paying Stocks." TIME.

was also our reputation, because the events from March of last year really didn't trigger a banking crisis, they triggered a crisis of confidence. With our 184-year history, and our proven track record of success managing through difficult times, our customers knew they could put their trust in us.

Recognition and Trust: Most Trustworthy Bank in America

In fact, on the heels of those bank failures, we were honored to be named the Most Trustworthy Bank in America by *Newsweek* for 2023. The banking industry, perhaps more than most industries, is built on trust. Like our dividend streak, trust is something that is built over time. This recognition speaks to who we are as a Company, and to our consistent commitment to living our core values.

Industry Challenges vs. Company Opportunities

In addition to the bank failures, our industry saw many other challenges in 2023. The industry faced an unprecedented rise in rates, liquidity pressures, credit concerns, shrinking margins, earnings pressures, and a difficult regulatory environment. But while it was a time of challenge for the industry, it was a time of opportunity for our Company.

2023 was a year of growth, profitability, and soundness. We grew loans, grew deposits, and increased our net interest margin versus the prior year. We delivered above peer results with our return on average assets and our efficiency ratio.

We reduced our non-performing assets, built our reserve, and boosted our capital levels.



Capital was king in 2023, and we have some of the highest capital levels in the industry. And despite a down and difficult year for bank stock performance, we continued to trade at a premium to our peers.

Commitment to Corporate Responsibility and Community Impact

Our success in 2023 went beyond our financial results. We continued our strong commitment to corporate responsibility and partnered with our communities to make them stronger.

We volunteered, served on boards, and raised money for and donated to many community efforts. We had a down payment and closing cost assistance grant program that helped to promote home ownership.

We made investments and community development loans that advanced affordable housing, benefited historically underserved families, supported small business growth, and revitalized communities across our footprint. We were recognized for our efforts by the American Bankers Association, as they selected us as the winner of the 2023 Community Commitment Award for our community and economic development efforts.

Our journey to ensure our company is diverse, equitable, and inclusive continues to yield positive results. At the American Bankers Association's inaugural Diversity, Equity, and Inclusion awards, we were named first runner-up for the Most Outstanding DE&I Overall Program for 2023. And our climate strategy continues to advance, preparing our institution for anticipated regulatory requirements.



MOST TRUSTWORTHY BANK IN AMERICA

We continue to build and invest in our enterprise risk management program, in our data platform, and in our digitalization and banking technology efforts. We are keenly focused on exploring artificial intelligence to better understand its effects and uses.

I closed my 2022 letter to you by saying, "We are looking forward to taking on the challenges the new year brings." 2023 certainly did bring more than its fair share of challenges, and while I can't say we anticipated all of those challenges, we were prepared for them. Our success in such a difficult environment speaks to the safe, sound, conservative, and consistent way we run our business each and every day.



Richard M. Adams, Jr., CEO

About
UNITED

Corporate
OVERVIEW



$5.1B
billion market capitalization



2,695
team members across our footprint



$29.9B
billion in assets



40th
largest banking company in the U.S.*



227
offices in 8 states and Washington, D.C.



50
consecutive years of dividend increases







Based on market capitalization

Ohio

Pennsylvania

West Virginia

Maryland

DC

Virginia

North Carolina

South Carolina

Georgia









OUR FOOTPRINT

United has continued to strategically expand our footprint at the right times in the right places. Over the last several decades, the Company has grown through 33 acquisitions to more than 225 offices with nearly $30 billion in assets across eight states and Washington, D.C.





United's

FUNDAMENTALS



Mission

EXCELLENCE IN SERVICE TO OUR:
Shareholders • Employees
Customers • Communities



Values

Integrity • Hard Work
Teamwork • Caring



Culture

Entrepreneurial • Relationship-Based
Efficient • Service-Oriented

EXCELLENCE IN SERVICE IN 1839, UNITED BANK ESTABLISHED A BANKING TRADITION DEDICATED TO PROVIDING EXCELLENCE IN SERVICE TO THE PEOPLE AND COMMUNITIES WE SERVE. WITH THE TECHNOLOGY, PRODUCTS AND EXPERTISE YOU EXPECT FROM A BIG BANK, AND THE LOCAL DECISION-MAKING AND COMMITMENT TO COMMUNITY OF YOUR NEIGHBORHOOD BANK, **UNITED BANK** IS YOUR TRUSTED FINANCIAL PARTNER FOR LIFE.

Living Our
VALUES

Each year, employees throughout United's footprint are asked to nominate deserving peers for the Company's highest honor, the United Values Awards. The outstanding team members chosen as the 2023 honorees best represented United's core values of Integrity, Hard Work, Teamwork, and Caring.

Integrity



> *United's core values are of the highest standard which truly makes a difference in the success of individuals, our teams, as well as in our communities. I appreciate the opportunity to work with superior teammates and amazing, supportive leadership.*

JUNE LEE VP, Branch Manager, Washington, NC

Hard Work



> *Each person in the Information Security department works tirelessly to ensure that the organization is safe from threats and to protect the sensitive data of our customers, employees, and shareholders. I could not do what I do without this team, as well as the support of many others throughout the organization and our steadfast leadership team.*

ERICA FOWLER SVP, Chief Information Security Officer, Fairfax, VA

⚙ Teamwork



> ❝ *I could not be prouder of the way our Asset Liability team came together during one of the most challenging years for our industry of all time. Their strategic, calm, and disciplined approach helped United to not only survive, but thrive in 2023.* ❞

JIM CONSAGRA EVP, UBSI President, Washington, D.C.



MARK TATTERSON
Chief Financial Officer



ROSS DRABER
Chief Operating Officer



WES TRACEWELL
Treasury Officer



KIM SHREWSBURY
Corporate Finance Officer



ROB CLAXTON
Corporate Finance Officer



JENNIFER CHANCEY
Sr. Treasury Analyst



ADRIAN SPEED
Treasury Analyst



EDREES MIRZAI
Treasury Analyst

♥ Caring



> ❝ *I am truly grateful to be part of an organization that values and acknowledges the importance of community service. The positive impact we make in the communities we serve has been a constant source of inspiration for me.* ❞

SAM MCKOWN Portfolio Manager, Charleston, WV

2023: A Monumental
YEAR



UNITED BANKSHARES, INC.

2023

50

YEARS

of Dividend Increases

A NEW KING IS CROWNED



$0.055
1974

Dividends Per Share

$1.45
2023

"Dividend Kings List 2023: The Most Elite Group of Dividend-Paying Stocks." TIME.

50 Consecutive Years of
DIVIDEND INCREASES

United's dividend streak began in 1974. At the time, United Bank was a one-office, $27 million bank in Parkersburg, WV. Since then, United has continuously increased dividends to shareholders for 50 consecutive years.

During a tumultuous year in the U.S. banking industry in 2023, United was able to continue to deliver strong results. Our position as a Dividend King is a testament to our proven track record as a high-performing company with a low-risk profile.

> **"** *Nothing captures the essence of our Company quite like the dividend streak. It speaks to our perseverance and our resilience, as well as to our grit and determination.* **"**
>
> Richard M. Adams, Jr., CEO

Pictured below is the 1974 Annual Report to Shareholders for Parkersburg National Bank (predecessor to UBSI).







America's
MOST TRUSTWORTHY BANK

Following one of the most successful years in our Company's long history, United Bank was named the Most Trustworthy Bank in America by *Newsweek* for 2023. We are proud of the banking tradition we established long ago of providing excellence in service to the people and communities we serve, and we are deeply grateful for their business and trust in us as a financial partner. A commitment to maintaining this trust is embedded in our culture and is something we will hold true as we continue to serve our customers long into the future.

> *"For more than 180 years, we have forged strong relationships built on a foundation of trust, and served our stakeholders with safe, sound, and secure practices that have allowed our Company to weather any storm. Our commitment to being a trustworthy institution is deeply embedded in our culture."*
>
> Richard M. Adams, Jr., CEO.





RANKED #1

MOST TRUSTWORTHY BANK IN AMERICA

Financial
STRENGTH

CAPITAL

United continues to be well-capitalized based upon regulatory guidelines. United has the second highest capital levels compared to its proxy peer group in all key capital ratios.

Total Risk-Based Capital Ratio



17.83%   11.86%

CET1 Ratio



13.25%   9.39%

Leverage Ratio



13.91%   7.60%

Tangible Equity to Tangible Assets



13.34%   6.00%

■ UBSI   ■ Proxy Peers



PREMIUM VALUATION

United continues to trade at a premium valuation based on Price to Tangible Book Value compared to its proxy peer group.

CONSISTENT OUTPERFORMANCE

Over the last two years during the Federal Reserve's fastest tightening cycle in nearly four decades, UBSI has consistently delivered superior returns and outperformed its peers.



Total return 2022-2023
KRX: KBW Regional Banking Index
BKX: KBW Bank Index

SUPERIOR NET INTEREST MARGIN

United's 2023 net interest margin exceeded the proxy peer group median by 21 basis points. United has also expanded its net interest margin from 2021-2023.





EFFICIENCY RATIO

United maintains an efficiency ratio well below the proxy peer median.



NON-PERFORMING ASSETS

United's non-performing assets ratio is well below that of the peer median, demonstrating our conservative credit and underwriting culture.



LOAN GROWTH

United has successfully achieved 10 consecutive quarters of loan growth.



RETURN ON AVERAGE ASSETS

United's 2023 return on average assets ranked second among all proxy peers and exceeded the proxy peer median by 21 basis points.

	UBSI	Peer Median
2021	1.35	1.15
2022	1.31	1.10
2023	1.25	1.04

Corporate
RESPONSIBILITY

Commitment to COMMUNITY

With United's strong focus on corporate social responsibility, our commitment to providing excellence in service to our communities remains steadfast. Active community engagement is deeply embedded in our culture. Building partnerships with nonprofit organizations and public-sector agencies that support the viability of the communities across our footprint is an integral part of who we are. We support important causes and aim to fuel opportunities, providing high-impact donations and sponsoring events and initiatives.

2023 By the Numbers

$4.2M
in total giving

600+
board and committee positions held

35,000+
volunteer hours

$378.5M
in community development loans

2,000+
organization and school partners

$6.8M
in down payment and closing cost assistance grants





WASHINGTON BUSINESS HALL OF FAME INDUCTION

Richard M. Adams, Executive Chairman of United, was recognized for his successful banking career and dedication to community service by his induction into the Washington Business Hall of Fame. The Business Hall of Fame is sponsored by PWC and supported by two business partners, the Greater Washington Board of Trade and the Washington Business Journal, and benefits Junior Achievement of Greater Washington.


WASHINGTON
BUSINESS
HALL OF FAME
2023 Laureate
RICHARD M.
ADAMS
Executive Chairman,
United Bank
2023

2023 ABA FOUNDATION COMMUNITY COMMITMENT AWARD

United received the 2023 American Bankers Association Foundation Community Commitment Award in the Community and Economic Development category for our partnership program with Jubilee Housing in Washington, D.C.


ABA Foundation
COMMUNITY
COMMITMENT
Awards


UNITED
BANK



Diversity, Equity, and Inclusion
AT UNITED

We are committed to nurturing an inclusive culture that is reflective of the communities we serve; celebrates diversity of thought, backgrounds, and experience; promotes respect and a shared purpose; and aligns with our core values of Integrity, Hard Work, Teamwork and Caring. We recognize that the diversity of our team supports our mission, and we work hard to make sure that every employee feels included.



68%
of our workforce
are women



Over Half
of all managers
are women

Hiring Rate
of diverse employees continues to increase; in 2023, 34% of our new hires were racially/ethnically diverse

21%
of our workforce
are people of color

20%
of our Board
are women

13%
of our Board are
people of color







DIVERSITY, EQUITY, AND INCLUSION COUNCIL

Working to proactively understand and address the needs of our employees and communities, United has a cross-functional Diversity, Equity, and Inclusion Council (DEIC). This group, comprised of team members across different lines of business, advises executive and senior leadership on the Company's diversity, equity, and inclusion strategy.

DE&I EMPLOYEE LIAISONS

Each of our 30+ markets across our footprint are represented by dedicated team members who serve as DE&I Employee Liaisons for their local colleagues. Liaisons receive training on facilitating courageous conversations, and then hold open forums with their teammates related to various DE&I topics.

    
    

(Top) Don Lucas, Eric Morales, Judy Bartlett, Darrick Moore, Minal Patel
(Bottom) Jane Williams, Gaurav Nayyar, Channing McDowell, Lindsay Diehl Green, Chris Powell



NATIONALLY RECOGNIZED DE&I PROGRAM

United was recognized for having one of the most outstanding Diversity, Equity, and Inclusion programs at the American Bankers Association's inaugural DE&I Awards in 2023.

United's
LEADERSHIP

United Bankshares, Inc.
CORPORATE EXECUTIVE OFFICERS



RICHARD M. ADAMS
Executive Chairman of the Board



RICHARD M. ADAMS, JR.
Chief Executive Officer



JAMES J. CONSAGRA, JR.
President



ROSS M. DRABER
Executive Vice President,
Chief Operating Officer



DOUGLAS B. ERNEST
Executive Vice President,
and Chief Credit Officer



JULIE R. GURTIS
Executive Vice President;
President, United Bank



MATTHEW L. HUMPHREY
Executive Vice President, Head of
Wealth & Investment Management



HENRY M. KAYES, JR.
Executive Vice President; Chief
Operating Officer, United Bank



CHARLES J. MILDREN
Executive Vice President,
Chief Consumer Banking Officer



MICHAEL P. PROCTOR
Executive Vice President,
Chief Commercial Banking Officer



ANNA J. SCHULTHEIS
Executive Vice President,
Secretary to the Board



AMI L. SHAVER
Executive Vice President,
Head of Human Resources;
Director, Retail Sales & Service



W. MARK TATTERSON
Executive Vice President, Chief
Financial Officer, Treasurer



DARREN K. WILLIAMS
Executive Vice President, Chief
Information & Risk Officer

United Bankshares, Inc.
DIRECTORS

RICHARD M. ADAMS
Executive Chairman of the Board

RICHARD M. ADAMS, JR.
Chief Executive Officer

CHARLES L. CAPITO, JR.
Former Managing Director, Wells Fargo Advisors

PETER A. CONVERSE
Former President & CEO, Virginia Commerce Bancorp, Inc.

MICHAEL P. FITZGERALD
Vice Chairman

PATRICE A. HARRIS, MD
Psychiatrist; Chief Executive Officer, eMed;
Past President, American Medical Association

DIANA LEWIS JACKSON
President & Founder, Action Facilities Management

J. PAUL MCNAMARA
Chairman, Potomac Capital Advisors

MARK R. NESSELROAD
Chief Executive Officer, Glenmark Holding, LLC

LACY I. RICE III
Co-founder & Managing Partner, Federal Capital Partners

ALBERT H. SMALL, JR.
President, Renaissance Centro, Inc., LLC

MARY K. WEDDLE
Former Executive Vice President, The Long & Foster Companies

GARY G. WHITE
Principal Consultant, JRW, LLC; & Former
Interim President, Marshall University

P. CLINTON WINTER
President, Bray & Oakley Insurance Agency

United Bankshares, Inc.
DIRECTORS EMERITI

ROBERT G. ASTORG
Principal, Astorg & Jones CPAs, A.C.

W. GASTON CAPERTON III
Chairman, Caperton Group; Former President,
The College Board; Former Governor, State of West Virginia

BERNARD H. CLINEBURG
Former Executive Chairman, Cardinal Financial Corp.

W. DOUGLAS FISHER
Former Chairman of the Board,
Virginia Commerce Bancorp, Inc.

THEODORE J. GEORGELAS
Commercial Real Estate Developer; Managing
Director, Georgelas Group Holdings, LLC

F.T. GRAFF, JR.
Attorney-at-Law, Senior Partner,
Bowles Rice LLP

JOHN M. MCMAHON
Chairman, Miller & Long Co., Inc.



United Bankshares, Inc.
BOARD OF DIRECTORS



SEATED:
Richard M. Adams, Jr., Patrice A. Harris, MD,
Diana Lewis Jackson, Richard M. Adams

STANDING:
J. Paul McNamara, Michael P. Fitzgerald,
Mark R. Nesselroad, Gary G. White,
Albert H. Small, Jr., P. Clinton Winter,
Peter A. Converse, Mary K. Weddle,
Lacy I. Rice III, Charles L. Capito, Jr.

Safe. Sound. Secure.
SINCE 1839.

UNITED BANKSHARES, INC. AND SUBSIDIARIES

Shareholder Information

Analysts, investors, the press and others seeking financial information about United Bankshares, Inc. should contact W. Mark Tatterson, Executive Vice President and Chief Financial Officer, (304) 424-8716, at the Corporate Offices located at United Square, Fifth and Avery Streets, Parkersburg, West Virginia 26101.

Shareholders seeking general information regarding participation in the United Bankshares, Inc. Dividend Reinvestment Plan or a copy of United Bankshares, Inc. Report to the Securities and Exchange Commission, Form 10-K, should contact W. Mark Tatterson, Executive Vice President and Chief Financial Officer, (304) 424-8716.

United Bankshares, Inc. common stock is listed on NASDAQ, National Association of Securities Dealers Quotation System, National Market System. The quotation symbol is "UBSI."

www.ubsi-inc.com
www.bankwithunited.com

Annual Shareholders Meeting

The 2024 United Bankshares, Inc. Annual Meeting of Shareholders will be held on Wednesday, May 15, 2024 at 4:00 p.m. at the Congressional Country Club, 8500 River Road, Bethesda, MD.

Independent Auditors

Ernst & Young LLP
900 United Center
P. O. Box 2906
Charleston, WV 25330
www.ey.com

Registrar & Transfer Agent

Computershare
P. O. Box 43006
Providence, RI 02940
Toll free: (888) 470-5886
TDD for Hearing Impaired: (800) 490-1493
Foreign Shareholders: (201) 680-6578
TDD Foreign Shareholders: (781) 575-4592
www.computershare.com/investor

CONSOLIDATED BALANCE SHEETS
UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except par value)

	December 31 2023	December 31 2022
Assets		
Cash and due from banks	$ 257,153	$ 294,155
Interest-bearing deposits with other banks	1,340,620	881,418
Federal funds sold	1,170	1,079
Total cash and cash equivalents	1,598,943	1,176,652
Securities available for sale at estimated fair value (amortized cost-$4,149,895 at December 31, 2023 and $5,011,729 at December 31, 2022, allowance for credit losses of $0 at December 31, 2023 and December 31, 2022)	3,786,377	4,541,925
Securities held to maturity, net of allowance for credit losses of $17 at December 31, 2023 and $18 at December 31, 2022 (estimated fair value-$1,020 at December 31, 2023 and December 31, 2022)	1,003	1,002
Equity securities at estimated fair value	8,945	7,629
Other investment securities	329,429	322,048
Loans held for sale measured using fair value option	56,261	56,879
Loans and leases	21,373,185	20,580,163
Less: Unearned income	(14,101)	(21,997)
Loans and leases, net of unearned income	21,359,084	20,558,166
Less: Allowance for loan and lease losses	(259,237)	(234,746)
Net loans and leases	21,099,847	20,323,420
Bank premises and equipment	190,520	199,161
Operating lease right-of-use assets	86,986	71,144
Goodwill	1,888,889	1,888,889
Mortgage servicing rights	4,554	21,022
Bank-owned life insurance ("BOLI")	486,895	480,184
Accrued interest receivable	111,420	94,890
Other assets	276,413	304,535
TOTAL ASSETS	$ 29,926,482	$ 29,489,380
Liabilities		
Deposits:		
Noninterest-bearing	$ 6,149,080	$ 7,199,678
Interest-bearing	16,670,239	15,103,488
Total deposits	22,819,319	22,303,166
Borrowings:		
Securities sold under agreements to repurchase	196,095	160,698
Federal Home Loan Bank ("FHLB") borrowings	1,510,487	1,910,775
Other long-term borrowings	278,616	286,881
Reserve for lending-related commitments	44,706	46,189
Operating lease liabilities	92,885	75,749
Accrued expenses and other liabilities	213,134	189,729
TOTAL LIABILITIES	25,155,242	24,973,187
Shareholders' Equity		
Preferred stock, $1.00 par value; Authorized-50,000,000 shares, none issued	0	0
Common stock, $2.50 par value; Authorized-200,000,000 shares; issued-142,257,646 and 142,011,560 at December 31, 2023 and December 31, 2022, respectively, including 7,308,583 and 7,266,438 shares in treasury at December 31, 2023 and December 31, 2022, respectively	355,644	355,029
Surplus	3,181,764	3,168,874
Retained earnings	1,745,619	1,575,426
Accumulated other comprehensive loss	(259,681)	(332,732)
Treasury stock, at cost	(252,106)	(250,404)
TOTAL SHAREHOLDERS' EQUITY	4,771,240	4,516,193
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 29,926,482	$ 29,489,380

For additional financial information, please see United's 2023 Form 10-K filed with the Securities and Exchange Commission and available on our website at www.ubsi-inc.com.

CONSOLIDATED STATEMENTS OF INCOME

UNITED BANKSHARES, INC. AND SUBSIDIARIES

(Dollars in thousands, except per share data)

	Year Ended December 31		
	2023	**2022**	**2021**
Interest income			
Interest and fees on loans and leases	$ 1,203,186	$ 864,583	$ 724,493
Interest on federal funds sold and other short-term investments	47,069	22,950	8,734
Interest and dividends on securities:			
Taxable	144,420	105,780	54,678
Tax-exempt	6,645	8,677	7,212
Total interest income	1,401,320	1,001,990	795,117
Interest expense			
Interest on deposits	391,094	80,237	41,620
Interest on short-term borrowings	6,449	1,785	693
Interest on long-term borrowings	83,853	23,537	10,070
Total interest expense	481,396	105,559	52,383
Net interest income	919,924	896,431	742,734
Provision for credit losses	31,153	18,822	(23,970)
Net interest income after provision for credit losses	888,771	877,609	766,704
Other income			
Fees from trust services	18,318	17,216	16,552
Fees from brokerage services	16,911	16,412	15,559
Fees from deposit services	37,076	40,557	38,689
Bankcard fees and merchant discounts	7,013	6,580	5,485
Other service charges, commissions, and fees	3,861	3,267	2,990
Income from bank-owned life insurance	8,330	9,188	6,840
Income from mortgage banking activities	26,593	42,690	171,692
Mortgage loan servicing income	13,746	9,235	9,605
Net investment securities (losses) gains	(7,646)	776	2,676
Other income	11,056	7,340	8,040
Total other income	135,258	153,261	278,128
Other expense			
Employee compensation	230,809	242,408	279,970
Employee benefits	48,368	45,944	53,871
Net occupancy expense	46,426	45,129	42,034
Other real estate owned ("OREO") expense	1,355	2,138	5,370
Net (gains) losses on the sales of OREO properties	(60)	700	54
Equipment expense	29,731	29,320	25,979
Data processing expense	29,395	29,997	31,446
Mortgage loan servicing expense and impairment	5,596	7,099	12,246
Bankcard processing expense	2,192	1,938	1,706
FDIC insurance expense	30,376	11,988	8,346
FHLB prepayment penalties	0	0	15
Other expense	136,036	138,426	120,942
Total other expense	560,224	555,087	581,979
Income before income taxes	463,805	475,783	462,853
Income taxes	97,492	96,156	95,115
Net income	$ 366,313	$ 379,627	$ 367,738
Earnings per common share:			
Basic	$ 2.72	$ 2.81	$ 2.84
Diluted	$ 2.71	$ 2.80	$ 2.83
Dividends per common share	$ 1.45	$ 1.44	$ 1.41
Average outstanding shares:			
Basic	134,505,058	134,776,241	129,276,452
Diluted	134,753,820	135,117,512	129,512,853

For additional financial information, please see United's 2023 Form 10-K filed with the Securities and Exchange Commission and available on our website at www.ubsi-inc.com.

FORWARD-LOOKING STATEMENTS

This report contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. United desires to provide its shareholders with sound information about past performance and future trends. Consequently, any forward-looking statements contained in this report involve numerous assumptions, risks and uncertainties. Forward-looking statements can be identified by the use of the words "expect," "may," "could," "intend," "project," "estimate," "believe," "anticipate," and other words of similar meaning. United cannot assure that any of these statements, estimates, or beliefs will be realized and actual results may differ from those contemplated in these "forward-looking statements." United undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events, or otherwise. Factors which may cause actual results to differ materially from those contained in such forward-looking statements include those identified in United's most recent Form 10-K and subsequent SEC filings which are available at www.ubsi-inc.com.



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